Orbis

Grupa Hotelowa

Warsaw, 2006-05-26


06014128

United States Securities
and Exchange Commission
Washington D.C. 20549
USA


SEC MAIL PROCESSING
RECEIVED
JUN 05 2006
WASH, D.C.
185
SECTION

ORBIS SA

ul. Bracka 16
00-028 Warszawa, Polska
Tel.: (+48 22) 829 39 39
Fax: (+48 22) 827 33 01
E-mail: orbissa@orbis.pl

Infolinia:
0 801 606 606, 0 502 805 805
www.orbis.pl, www.orbisonline.pl

zarejestrowana w Sądzie Rejonowym
dla m.st. Warszawy,
XII Wydział Gospodarczy,
KRS Rejestr Przedsiębiorców 0000022622,
NIP 526-025-04-69,
Nr konta: BH S.A. I O/W-wa
04 1030 1508 0000 0005 0301 6001

Sofitel
Novotel
Mercure
Ibis
Orbis Hotels
Etap

Ref.: 82-5025

SUPPL

Dear Sirs,

Please find enclosed the text of the Current report no 9/2006.
Best regards

Krzysztof Gerula
I Vice-President

PROCESSED
JUN 07 2006
THOMSON
FINANCIAL

82-5025

Current report no 9/2006

In connection with the Supervisory Board's approval of the update of the Company's strategy as regards development of its hotel business and investments during years 2006-2010 and adoption by the Management Board of a decision dated May 25, 2006, concerning implementation of the updated strategy, the information disclosed to the public in the current report no 10/2005 concerning the ORBIS HOTEL GROUP development strategy, including the forecast of financial results (EBITDA), has become outdated.

Furthermore, in conjunction with § 5 section 1 pt 25 and § 3 section 2 of the Regulation issued by the Minister of Finance dated October 19, 2005, concerning Current and Periodical Information Reported by Securities Issuers, on May 25, 2006 the Management Board has also made a decision concerning disclosure to the public of the forecasted financial results of the ORBIS HOTEL GROUP (EBITDA) during years 2006-2010:
1) 2006 - PLN 191 million *(former forecast: PLN 188.9 million)*,
2) 2007 - PLN 252 million *(former forecast: PLN 248.7 million),*
3) 2008 - PLN 299 million *(former forecast: PLN 297.6 million),*
4) 2009 - PLN 358 million *(former forecast: PLN 357.4 million),*
5) 2010 - PLN 386 million *(the time horizon of the Current report no 10/2005 was the year 2009).*

The above forecast was prepared based in the following foundations and assumptions of the updated strategy of the Company as regards development of its hotel business and investments during years 2006-2010:

The ORBIS HOTEL GROUP Development Strategy for years 2006-2010 envisages the introduction of the Etap brand in the Polish market, continued development of the successful performance of the Ibis brand and modernization of a reduced number of ORBIS hotels which are to be rebranded into Accor brands. The number of economy hotels will be increased from the present 9 hotels up to 44. Development of the network of economy hotels will be attained mainly by erecting new hotels. Conversions of the existing hotels will be continued, however, to a limited extent. As a result, by the end of 2010, the ORBIS Group will have 33 new hotels with over 3.6 thousand of rooms.

ORBIS will assign a total amount of PLN 863 million for implementation of its new strategy. Expenditure on continued complex modernization works in hotels together with replacement costs will total PLN 327 million. The sum of PLN 487 million was allocated for implementation of the program involving construction and development of economy hotels operating under the Etap and Ibis brands; development of other brands is expected to consume PLN 49 million. ORBIS also plans to dispose of a part of its assets with a view to better utilize the Group's property and attain additional funding to finance the investment projects.

As a result of implementing the Strategy, the ORBIS Group will comprise 83 hotels with 13.6 thousand rooms.

The investment program for years 2006-2010 will be financed in 38 % from operating cashflows and in 35 % from debt, while the remaining part will be generated from sale of assets. Therefore, it is assumed that at the end of the year 2010 the ORBIS HOTEL GROUP will have at its disposal net cash in the amount of PLN 279 million.

Following preparation of a balance sheet and completion of an analysis of the operating results for the period of the first 9 months of the financial year, the possibility of

implementing the projected financial results (EBITDA) will be evaluated and a potential correction of the published forecast will be prepared every year in November. The possibility of attainment of the forecasted financial results will be monitored by way of preparing regular analyses of the generated financial results by relevant units in the Company's Head Office.

At the same time, in connection with the above forecast of the financial results, we would like to inform that the following companies belong to the ORBIS HOTEL GROUP: "Orbis" S.A., Hekon - Hotele Ekonomiczne S.A., UAB Hekon, Orbis Kontrakty Sp. z o.o.